(713) 860-7352

willburns@paulhastings.com

June 7, 2017

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-217551 and 811-21593)

Dear Mr. Bartz:

This letter relates to the shelf Registration Statement on Form N-2 (the “Registration Statement”) of our client, Kayne Anderson MLP Investment Company (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2017 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”).

This letter is being filed in response to oral comments given on May 24, 2017 by Edward P. Bartz of the staff of the Commission (the “Staff”) with respect to the Registration Statement. The numbered paragraphs below correspond to the Staff’s comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Registration Statement.

PROSPECTUS

Cover Page

1.	The cover page states that the Company’s debt securities rank on parity with its obligations to any unsecured creditors and any unsecured securities representing the Company’s indebtedness. Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

June 7, 2017

Response:

The Company confirms to the Staff that it will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

2.	The first paragraph of the cover page states that the Company is permitted to invest up to 50% of its total assets in unregistered or otherwise restricted securities of MLPs and other Midstream Energy Companies, including securities issued by private companies. Please explain to us whether the Company invests in private funds (private oil and gas funds, private commodity pools, or private investment companies such as private equity funds and hedge funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act).

Response:

As noted in your question, and as stated in our Investment Objectives, the Company may invest 50% of its total assets in unregistered or restricted securities of MLPs and other Midstream Energy Companies, including securities issued by private companies. The Company may invest up to 15% of its total assets in any one issuer. Of the private companies that the Company has historically invested in, the Company has not invested in any private equity funds, hedge funds, private oil and gas funds or commodity funds and does not have any intention to invest in such funds in the future.

3.	The second paragraph of the cover page states that the Company may offer its securities at prices and on terms set forth in a prospectus supplement to the prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:

The Company confirms to the Staff that concurrent with the filing of each final prospectus supplement relating to a new offering of its securities registered pursuant to the Registration Statement (as distinguished from the related preliminary prospectus supplement pursuant to which a post-effective amendment filing exhibits only is not normally filed), the Company will file a legality opinion with a post-effective amendment regarding each such future offering of such securities.

Prospectus Summary – Investment Policies (Page 2)

4.	The sixth bullet in this section states that the Company may use short sales. Please confirm to us that the fee table will include an estimate of dividends paid on the Company’s short sales.

Mr. Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

June 7, 2017

Response:

The Company confirms to the Staff that the fee table will include an estimate of dividends paid on the Company’s short sales, if any.

The Company also respectfully requests that the Staff complete its review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ R. William Burns III

R. William Burns III

of PAUL HASTINGS LLP

cc:	David A. Hearth, Esq., Paul Hastings